April 14, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:          Ken Ellington, Division of Investment Management

Re:	Virtus Funds Shareholder Reports

Dear Mr. Ellington:

Thank you for your telephonic comments on March 7, 2016, regarding the shareholder reports on Form N-CSR for Virtus Variable Insurance Trust (File Nos. 033-05033 and 811-04642), Virtus Alternative Solutions Trust (File Nos. 333-191940 and 811-22906), Virtus Equity Trust (File Nos.  002-16590 and 811-00945), Virtus Insight Trust (File Nos. 033-64915 and 811-07447), Virtus Opportunities Trust (File Nos. 033-65137 and 811-07455), Virtus Global Multi-Sector Income Fund (File Nos. 333-176761 and 811-22608), Virtus Total Return Fund (File Nos. 333-120988 and 811-21680) and Duff & Phelps Select Energy MLP Fund Inc. (File Nos. 333-195214 and 811-22958) (such entities, collectively, “Registrants”), covering their respective years ended December 31, 2014 through November 30, 2015. Below, we describe the changes to be made to future shareholder reports and/or the Registrants’ registration statements in response to the Staff’s comments and provide any responses to such comments, as requested.

Comment 1.	It appears the following funds should be marked as “inactive” in EDGAR:
S000001930	Virtus Insight Government Money Market Fund	Final NSAR filed as of 12/31/14
S000001941	Virtus Insight Money Market Fund	Final NSAR filed as of 12/31/14
S000001942	Virtus Insight Tax-Exempt Money Market Fund	Final NSAR filed as of 12/31/14
S000030643	Virtus Global Commodities Stock Fund	Final NSAR filed as of 9/30/15
S000039392	Virtus Disciplined Select Bond Fund	Fund liquidated on 12/2/15
S000039393	Virtus Disciplined Equity Style Fund	Fund liquidated on 12/2/15
S000039394	Virtus Disciplined Select Country Fund	Fund liquidated on 12/2/15
S000018010	Virtus Dynamic Trend Fund	Fund merged into Virtus Equity Trend Fund on 2/5/16

Response 1.          We have marked these funds “inactive” in EDGAR as requested.

Comment 2.           The following funds had significant investments in the sectors noted. Please explain why these significant investments are not disclosed in the principal investment strategy and principal investment risk section of the prospectus.

  Virtus Variable Insurance Trust - Virtus Capital Growth Series – 37% in Information Technology as of 6/30/2015
  Virtus Variable Insurance Trust - Virtus Small-Cap Growth Series – 35% in Information Technology as of 6/30/2015
  Virtus Variable Insurance Trust - Virtus Small-Cap Value Series – 28% in Information Technology as of 6/30/2015
  Virtus Opportunities Trust - Virtus Emerging Markets Debt Fund – 28% in Financials as of 9/30/2015

Securities distributed by VP Distributors, LLC

  Virtus Opportunities Trust - Virtus Emerging Markets Equity Income Fund – 31% in Financials as of 9/30/2015
  Virtus Opportunities Trust - Virtus Global Real Estate Securities Fund – 38% in Financials as of 9/30/2015
  Virtus Opportunities Trust - Virtus International Real Estate Securities Fund – 31% in Financials as of 9/30/2015
  Virtus Insight Trust - Virtus Emerging Markets Opportunities Fund – 28% in Financials as of 12/31/2014
  Virtus Equity Trust - Virtus Contrarian Value Fund – 32% in Materials as of 3/31/2015
  Virtus Equity Trust - Virtus Growth & Income Fund – 40% in Financials as of 3/31/2015
  Virtus Equity Trust - Virtus Mid-Cap Core Fund – 25% in Industrials as of 3/31/2015
  Virtus Equity Trust - Virtus Mid-Cap Growth Fund – 30% in Information Technology as of 3/31/2015
  Virtus Equity Trust - Virtus Quality Small-Cap Fund – 29% in Information Technology as of 3/31/2015
  Virtus Equity Trust - Virtus Small-Cap Core Fund – 26% in Information Technology as of 3/31/2015
  Virtus Equity Trust - Virtus Small-Cap Sustainable Growth Fund – 30% in Information Technology as of 3/31/2015
  Virtus Equity Trust - Virtus Strategic Growth Fund – 36% in Information Technology as of 3/31/2015

Response 2.           For purposes of disclosing a fund’s principal investment strategies and risks the fund’s anticipated investments are analyzed at the industry and sub-industry levels, which are more granular than the sector level. The investments listed in the annual report should not be read to imply that any fund has a policy to concentrate in particular industries or group of industries, but instead indicate what investments each fund had in each sector at its fiscal year end. Of the funds listed in the comment, only Virtus Global Real Estate Securities Fund and Virtus International Real Estate Securities Fund are intended to concentrate their assets in an industry or group of industries and have therefore disclosed such a policy, and during the time periods reflected in the reports under review, only those two funds had a concentration of greater than 25% in any one industry (real estate). (Please see Response 10 for further information regarding the concentration policies of Virtus Global Real Estate Securities Fund and Virtus International Real Estate Securities Fund.)

Comment 3.          In the one-year average annual total return listed for Virtus Real Estate Securities Fund (a series of Virtus Opportunities Trust), the difference between the Class B return without sales charge and the Class B return with sales charge does not equal the amount of the Class B deferred sales charge listed in the prospectus. Please explain the difference and whether any corrections will be made.

Response 3.           In response to this comment, we conducted a review of the performance reported and determined that a coding error existed within our performance system that impacted the calculation of the performance for the one-year period of the Class B shares with CDSC. An analysis was then conducted as to whether the misstated performance number required correction of the shareholder report. We determined that the misstatement did not require correction of the shareholder report because it was not material to the financial statements and would not have impacted an investor’s decision as to whether to purchase or redeem Class B shares for the reasons stated below.

Class B shares of our funds have not been available for purchase since December 2009, and since that time the only manner in which an investor is able to acquire Class B shares is for an existing Class B shareholder to do so through dividend reinvestment or exchange from another of our Class B funds. The deferred sale charge is not applied to shares acquired through dividend reinvestment, and when shares are acquired through an exchange from another Class B fund the holding period is carried over from the prior fund to the new fund. As a result of these circumstances, at the time the report containing the misstatement was published, no Class B shareholders had deferred sales charge potential remaining.

In response to this comment and our findings, we have corrected the misstatement in the fund’s prospectus and marketing materials, and have added procedures designed to ensure that misstatements of this nature do not occur in the future.

Comment 4.          In future reports, for any funds reflecting holdings of mutual fund and/or money market fund shares in their Statements of Investments, please disclose the class of such mutual fund(s) and/or money market fund(s) held, and in a footnote state that the held fund’s shares are publicly available and the prospectuses and annual reports of each are publicly available.

Response 4.           We will add the requested disclosure to future reports.

Comment 5.          The securities lending income reported for various funds appears to be net of fees. In future reports, please update the line item in the Statement of Operations for securities lending income to state that such income is shown net of fees.

Response 5.           We will make the requested change in future reports.

Comment 6.          Have any of the funds engaged in cross trades under Rule 17a-7? In future reports, if any funds do so please disclose the cross trades and the related fund policy in the Notes to the Financial Statements under Related Party Transactions.

Response 6.           The funds did not engage in cross trades under Rule 17a-7 during the time periods reflected in the reports under review. To the extent that any of the funds engage in cross trades in future periods, we will add the requested disclosure to the applicable reports.

Comment 7.          In future reports, for any funds that hold illiquid securities, please disclose the percentage of the fund’s portfolio that is illiquid at the end of the period being reported.

Response 7.           We will add the requested disclosure to future reports.

Comment 8.          In future reports for Virtus Global Multi-Sector Income Fund and Virtus Total Return Fund, please add to the fund management tables information regarding the term of office for each trustee and officer.

Response 8.           We will add the requested disclosure to future reports.

Comment 9.          For Virtus Growth & Income Fund (a series of Virtus Equity Trust), the portfolio turnover rate was over 300% as of March 31, 2015. Please explain why high portfolio turnover is not a principal risk of this fund.

Response 9.           The referenced fund had a change in subadviser on December 18, 2014, which led to an unusually high turnover rate for the year ended March 31, 2015. However, upon review of the fund’s portfolio turnover rate since the new subadviser took over, we have determined that high portfolio turnover is likely to occur in future periods. Therefore, we have added it as a principal risk of the fund.

Comment 10.          Virtus International Real Estate Securities Fund and Virtus Global Real Estate Securities Fund (each, a series of Virtus Opportunities Fund) held 38% and 31% of their respective portfolios in the financial sector as of September 30, 2015. Please explain how this complies with each such fund’s policy to invest at least 80% of its assets in real estate securities.

Response 10.          In reviewing the information referenced, we determined that the funds’ sub-accounting agent mistakenly listed certain of the referenced funds’ assets at the sub-industry level and the remainder at the sector level. However, almost all of each funds’ assets were invested in the Real Estate industry as of the date of the relevant report. (In the GICS classifications, Real Estate is an industry within the

Financials sector.) The funds’ policies to invest at least 80% of their respective assets in real estate securities apply at the industry and/or sub-industry level, so they were in compliance with those policies.

Comment 11.          For Virtus Global Opportunities Fund, please explain how “Global” in the name is appropriate since 68% of the fund’s assets were invested in U.S. securities as of September 30, 2015. (See Notes 42, 24 and 26 of the Release of the Fund Name Rule, issued on January 17, 2001.)

Response 11.           We believe that the word “Global” in the fund’s name is appropriate because the fund invests its assets “in investments that are tied economically to a number of countries throughout the world” as stated in the referenced Notes. In addition to the fact that the report shows investments in eight countries as of September 30, 2015, several of the companies in which the fund was invested as of that date are themselves tied economically to a number of countries throughout the world even though they are reflected in the report as U.S. companies because they are domiciled in the U.S. This is typical for the fund, which often invests in large, multi-national companies.

If, in the spirit of Notes 24 and 26 in the referenced Release, the fund considers investments in its portfolio issued by companies domiciled outside the U.S. as well as those issued by companies that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues from outside the U.S., to be “tied economically” to countries outside the U.S., as of September 30, 2015, approximately 60% of the fund’s portfolio assets would be tied economically to countries outside the U.S. Specifically, 32% of the assets are reflected in the report as non-U.S. assets based upon their domiciles, and of the companies reflected in the report as U.S. companies, the following companies, representing 27.51% of the fund’s portfolio assets, had at least 50% of their revenues derived from outside the U.S.:

Portfolio Company	Portfolio Weight
Becton, Dickinson and Company	0.47%
Bristol-Myers Squibb Company	2.12%
PayPal Holdings Inc.	1.59%
Coca-Cola Company	3.04%
Google Inc.	3.27%
MasterCard Incorporated	4.93%
Apple Inc.	1.98%
Abbott Laboratories	1.29%
Priceline Group Inc.	2.18%
Philip Morris International Inc.	4.70%
CME Group Inc.	1.95%
(Source: FactSet)

Although the fund reserves the right to use other criteria consistent with the referenced Notes to determine the appropriate region to assign a given security for this purpose, using the criteria referenced above a majority of the fund’s assets are invested in non-U.S. companies which we believe is appropriate for a fund with “Global” in its name.

Comment 12.          For Virtus Low Duration Income Fund (a series of Virtus Insight Trust) and Virtus Multi-Sector Short-Term Bond Fund (a series of Virtus Opportunities Trust), the reports show significant investments in mortgage-backed and asset-backed securities (in aggregate, 44% and 39% of each fund’s respective assets). The Commission’s staff considers mortgage-backed and asset-backed securities to be an industry. (See the No-Action Letters dated July 8, 2013, addressed to Morgan Stanley Mortgage Securities Trust and Blackrock Multi-Sector Income Trust.) Please explain how these funds are in compliance with their fundamental investment restriction regarding industry concentration.

Response 12.           As stated in the Statement of Additional Information for each referenced fund, the funds take the position that privately-issued, mortgage-related securities do not represent interests in any particular industry or group of industries. The same is true of asset-backed securities, which represent numerous asset types in various underlying industries. (The funds’ fundamental investment restriction regarding industry concentration does not apply to securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, so we are interpreting the comment to relate only to privately-issued securities.)

We are not aware of any rule or published guidance requiring that our funds treat asset-backed and mortgage-backed securities as an industry or group of related industries. To the contrary, it is our understanding that the Commission’s only published guidance on this subject states that the fund may select its own industry classifications, provided that they are reasonable and not so broad that the primary economic characteristics of the companies in a single class are materially different. The funds’ treatment of asset-backed and mortgage-related securities as not representing interests in any particular industry or group of industries is based upon the belief of the funds’ subadviser that the only meaningful similarity among such securities is the fact that they are all backed by pools of assets, and that the differences among the issuers and the pools of assets involved greatly outweigh this similarity. We have confirmed by reviewing the disclosures of several large funds using similar strategies that they take a similar approach to that of our funds.

We also have reviewed the No-Action Letters referenced in the staff’s comment and do not believe that the agreement of the Commission’s staff not to recommend enforcement action against funds that implement a concentration policy contrary to that of our funds requires that we take the same position as that of the funds referenced in the No-Action Letters. (We note that in any event the referenced No-Action Letters do not include asset-backed securities in the “industry” in which the funds discussed in the No-Action Letters will be concentrated, and it is unclear to us whether the parties seeking that relief intended to include commercial mortgage-backed securities in the definition of “mortgage-backed securities” since there are references in the request letters to risks such securities have in common that in the view of our funds’ subadviser are specific to residential mortgage-backed securities (e.g., prepayment risk).)

Therefore, we believe that our funds are in compliance with their fundamental investment restriction regarding industry concentration irrespective of the referenced holdings being in asset-backed and mortgage-backed securities. However, in response to this comment we will modify the statement referenced above in the funds’ Statements of Additional Information to clarify that our funds treat asset-backed securities in the same manner as they do privately-issued, mortgage-related securities.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Amy Hackett at (860) 263-4753 or the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:       Amy Hackett